Filed by Terex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Terex Corporation
Commission File No.: 001-10702
Date: December 8, 2015

‘KonnecT-ing’ to the Future
Konecranes/Terex Integration Planning is Underway

On August 11, the boards of directors of Terex and Konecranes unanimously approved a definitive business combination agreement and the resulting all-stock merger of equals into one major international organization. Since then, plans have come together for a multiphase process with the goal of creating a highly competitive global enterprise in industrial lifting and material handling. The integration process -- named Project “KonnecT” - will touch all aspects of

Konecranes and, primarily, the businesses of the Terex Material Handling & Port Solutions segment.

Integration Partner
Terex and Konecranes have selected the Boston Consulting Group (BCG) to help guide us through the integration planning process. BCG has extensive experience helping companies achieve successful merger integrations and will work closely with the Terex and Konecranes teams on this critical transformation.

The Merger Team

The integration planning process will be led by a joint “Executive Committee” (EC) comprised of Terex CEO John Garrison, Konecranes CEO Panu Routila, and Terex MHPS President Steve Filipov. A joint “Integration Management Team” (IMT), led by Scott Hensel (Terex) and Mikko Uhari (Konecranes), will report to the EC and be responsible for coordinating the overall integration planning effort and working with the integration workstreams to build the integration plans. While Scott will actively support the transition of TSNA services back into their respective segments, he will step out of his day-

to-day Terex Utilities and Services leadership role to lead the integration for Terex on a full-time basis. Rounding out the Terex members of the IMT are senior Terex leaders Randy Williamson, who will work very closely with all of the integration workstreams, and Amy George, who will address the effective merging of the two organizations’ cultures. Members of the EC and IMT met in London on November 23, along with our partners from BCG, to finalize a process for going forward that will ensure we “hit the ground running” when the merger is finalized – still on track for the second quarter of 2016.

Although integration activities will be primarily with respect to MHPS, Terex as a whole will benefit from economies of scale and all Terex segments will participate in supply chain efforts and other initiatives.

Integration Process
This visual represents the overall team structure that will be established to drive the integration planning process. As the chart illustrates, the IMT will coordinate the activities of several parallel integration “work streams.” The MHPS and Konecranes workstream is grouped together as “Cranes/Ports/Services” or CPS. This workstream includes three sub-workstreams, representing their respective product areas:

•	Industrial Cranes and Components
•	Port Solutions – including Port Equipment and Lift Trucks (LT), and
•	Service – which spans all business areas.

The Corporate support functions are represented by additional workstreams, including Procurement, Manufacturing, Branding and Market Communications
(which includes internal and external communications), Health, Safety and Environment (HSE), Finance, IT, Legal and HR. Each of these workstreams will include both Terex and Konecranes representatives who – working together – will identify best practices that will ultimately form the basis of the new organization.

As integration activities progress, you may be asked by workstream team members, the EC or the IMT to provide information or answer questions. Keep in mind, however, that Terex and Konecranes are still competitors, therefore:

Until the merger is completed only approved interactions among members of the Terex and Konecranes teams are permitted.

Clean Teams

In addition, several “Clean Teams” will be critical links in the integration planning process. The teams – comprising representatives from BCG – are responsible for collecting relevant documentation from Terex and Konecranes, performing necessary analysis of the data, aggregating the results and presenting the output back to the integration teams for further discussion -- sanitized for any company- sensitive information and cleared by the respective company’s legal team. In this way, the workstreams can work with the data without risk of violating the confidentiality of either Terex or Konecranes. Even if information does not flow through a Clean Team, each company’s legal team reviews sensitive information before it is released to the workstreams.

Culture

In addition to merging processes, operations and product lines, evolving to a new culture for our combined entity is a significant priority. With this in mind, the IMT will work to understand the cultures of the two companies as they are today, identify similarities and differences between them, and arrive at a vision for our future unified company culture. The IMT will gather input from both Terex and Konecranes team members for use in making their assessment.

Outside Approvals
Beyond these internal activities, multiple regulatory/antitrust reviews are required before the merger can be finalized. This is required by law, to ensure that the combined entity will not restrict or eliminate competition. Each country/region has its own requirements for these reviews, which can take from weeks to months following initial filing. The filing process began in mid-August and continues in a parallel path to the above work streams. This process is expected to be completed in the first half of 2016.

The Big Picture
When all of the workstreams are completed and all regulatory and antitrust filings and approvals are obtained, the merger of Konecranes and Terex can commence. At this point, we will shift into implementation mode, making sure all of the groundwork that has been laid is operationalized as seamlessly as possible. So if you look at the entire process leading up to the merger of Konecranes and Terex, it looks something like this graphic timeline. Then on “Day 1” we will hit the ground running!

What’s Next:
We will continue to provide periodic updates on the merger process in the coming months.

For a list of frequently asked questions and their answers regarding the pending merger, be sure to consult “Merger FAQs” on the home page of the intranet. You can also submit additional questions to the merger questions submission site.

Important Information For Investors And Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed Business Combination, Terex and Konecranes will file relevant materials with the SEC, including a Konecranes registration statement on Form F-4 that will include a proxy statement of Terex that also constitutes a prospectus of Konecranes, and a definitive proxy statement/prospectus will be mailed to stockholders of Terex. INVESTORS AND SECURITY HOLDERS OF TEREX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Terex or Konecranes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Terex will be available free of charge on Terex's internet website at www.Terex.com.

Terex, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Terex is set forth in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 1, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex' public filings with the SEC and Konecranes' annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

Integration Team Structure
Executive Committee (EC)
Integration Management Team (IMT)
Cranes/Ports/Services (CPS)
Industrial Cranes & Components
Port Solutions
Port Equipment
Lift Trucks
Service
Corporate Support Functions
Procurement
Manufacturing
Branding & Market Communications
Finance
IT
HR
Health, Safety & Environmental
Legal